UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

EMMIS COMMUNICATIONS
CORPORATION
(Name of Subject Company)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

JS ACQUISITION, INC.
(Offeror)
JS ACQUISITION, LLC
(The parent of Offeror)
Jeffrey H. Smulyan
(The controlling person of Offeror)
EMMIS COMMUNICATIONS CORPORATION
(Issuer)
(Name of Filing Persons (identifying status as offeror, issuer and other person))
Jeffrey H. Smulyan
JS Acquisition, Inc.
JS Acquisition, LLC
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James M. Dubin, Esq.
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,334,878	$5086.18

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 32,910,753 shares of Class A Common Stock of Emmis Communications Corporation, an Indiana corporation (“Emmis”), par value $0.01 per share (the “Shares”) outstanding as of May 17, 2010 by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), at a purchase price of $2.40 per Share in cash, without interest and less any applicable withholding taxes, other than 62,941 Shares held by Mr. Smulyan and his affiliates, 1,406,500 Shares held by Alden Global Distressed Opportunities Master Fund, L.P. and 1,718,446 Shares to be contributed to Emmis and cancelled pursuant to the Rollover Agreement. Accordingly, this calculation assumes the purchase of 29,722,866 Shares for $71,334,878.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 12, 2009. The fee equals $71.30 per one million dollars of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$5,086.86	Filing Party:	JS Acquisition, Inc.
JS Acquisition, LLC
Jeffrey H. Smulyan
	Form or Registration No.:	Schedule TO-T	Date Filed:	June 2, 2010
Schedule 13E-3

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, 11 and 13
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.C.II

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), JS Parent, Mr. Smulyan and Emmis. The Schedule TO relates to the offer by JS Acquisition to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in this Amendment No. 2, the Schedule TO or the Offer to Purchase.
     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9, 11 and 13.
1.	As of 5:00 p.m., New York City time, on Wednesday, June 30, 2010, approximately 1,335,101 Shares have been tendered in and not withdrawn from the Offer.

2.	The eighth bullet point of “Summary Term Sheet” (The Merger) of the Offer to Purchase is hereby amended and restated in its entirety as follows:
“•	each other outstanding share of Existing Preferred Stock will be converted into the right to receive $5.856 in cash (without interest and less any applicable withholding taxes) from Emmis, which is equal to the conversion rate of the Existing Preferred Stock of 2.44 Shares per share times the Offer Price that is being offered in the Offer and is less than the $30.00 principal amount of New Notes per $50.00 liquidation preference of Existing Preferred Stock (as described above), assuming the New Notes are paid in full at maturity;”
3.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby amended by inserting the following after the last sentence of the sixth paragraph thereof:

“In the course of BIA’s fundraising efforts on behalf of JS Acquisition, BIA prepared marketing materials based on a proposed transaction structure that was significantly different from that used for the Transactions (as defined below). Those materials described funding for a hypothetical transaction in which Emmis common shareholders would receive $1.10 per Share, and the holders of the Existing Preferred Stock would receive less than 30% of the liquidation preference per share of Existing Preferred Stock. Those marketing materials contained a valuation summary of Emmis properties prepared by BIA using various metrics, including a range of per population multiples for domestic radio and multiples of broadcast cash flow that were then projected by Emmis for the fiscal year ended February 28, 2011 (all of which projections were also provided to Morgan Stanley (as defined below) for their work on behalf of the Committee (as defined below)), or, in the case of certain stations, based on BIA’s assumptions of the value of the stations. BIA did not receive any offers based on those marketing materials, and Mr. Smulyan did not use those materials in the course of negotiating the Transactions. Mr. Smulyan did not adopt those materials because the transactions described in them were significantly different from the Transactions and were based on assumptions that he determined were unrealistic.”

4.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby also amended by inserting the following after the thirteenth paragraph thereof:

“Shortly after the announcement of the proposed Transactions, several putative stockholder class action lawsuits were filed against Emmis and each member of its Board. Certain of the lawsuits also named JS Acquisition and Alden as defendants. As of July 1, 2010, a total of seven putative class action complaints were filed, six of which were filed in the Marion County Superior Court of Indiana and one of which was filed in the United States District Court of the Southern District of Indiana, and each of which seeks, among other things, injunctive relief against the proposed Transactions based on allegations of breach of fiduciary duty.”
5.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby also amended by inserting the following after the last paragraph thereof:

“In the course of the SEC review process, in order to fulfill the requirements of Rule 13e-3 under the Exchange Act, the Board was reconvened on June 30, 2010 to consider the fairness of the Offer to unaffiliated holders of Existing Preferred Stock. Mr. Heath Freeman did not attend the meeting. At that meeting, the Board, by the affirmative vote of all members present, determined that the Offer is fair to the unaffiliated holders of Existing Preferred Stock, without making a recommendation to such holders with respect to the Exchange Offer or the Proposed Amendments, subject to the qualifications and considerations set forth under the heading “Fairness of the JS Acquisition Tender Offer to Unaffiliated Holders of Existing Preferred Stock — Emmis” of the Amended and Restated Preliminary Proxy Statement/Offer to Exchange filed on Schedule 14A and Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer. A summary of factors considered by the Board in making its determination and a description of important qualifications and considerations relating to the determination is set forth under the heading “Fairness of the JS Acquisition Tender Offer to Unaffiliated Holders of Existing Preferred Stock — Emmis” of the Amended and Restated Preliminary Proxy Statement/Offer to Exchange filed on Schedule 14A and Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer. A copy of the Definitive Proxy Statement/Offer to Exchange will be filed with the SEC under cover of a combined Statement on Schedule TO and Schedule 13E-3 and will be mailed to holders of Shares and holders of Existing Preferred Stock after completion of SEC review of the Proxy Statement/Offer to Exchange. Holders of Shares and holders of Existing Preferred Stock are urged to, and should, carefully read the Definitive Proxy Statement/Offer to Exchange.

On July 1, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed with the SEC an Amendment to their combined Statement on Schedule TO and Schedule 13E-3, with respect to the Offer. On that same day, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed with the SEC an Amended and Restated Preliminary Proxy Statement/Offer to Exchange on Schedule 14A and Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer.”

The Amended and Restated Preliminary Proxy Statement/Offer to Exchange has been filed as Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer and is incorporated herein by reference.

6.	“Special Factors” (Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger) of the Offer to Purchase is hereby amended by inserting the following after the second paragraph thereof:

“BIA Capital Strategies, LLC prepared marketing materials in connection with fundraising efforts on behalf of JS Acquisition, which materials are summarized in “Special Factors” (Section 1 - Background of the Offer; Past Contacts and Negotiations with Emmis) of this Offer to Purchase. These materials will be made available for inspection and copying at the principal executive offices of JS Acquisition during its regular business hours by any interested Emmis shareholder or representative who has been so designated in writing and are attached as Exhibit (c)(ii) to Amendment No. 2 to the combined statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Offer.

JS Acquisition retained BIA because of BIA’s experience and knowledge. BIA is an investment bank serving the media and communications industries. JS Acquisition retained BIA from October 2009 until April 2010. A fee of $500,000 is payable by JS Acquisition to BIA in connection with such engagement. A firm affiliated with BIA provides customary annual valuations for Emmis in connection with financial reporting and asset impairment analyses and receives less than $100,000 annually as payment for such services.”

7.	“The Offer” (Section 15 — Certain Legal Matters — Shareholder Litigation) of the Offer to Purchase is hereby amended by inserting the following prior to the penultimate paragraph thereof:

“On June 25, 2010, Alden filed a joinder in the Motion to Dismiss filed on June 10, 2010. The joinder was filed in the four actions in which Alden was named as a defendant — the Ross, Hinkle, McQueen, and Stabosz actions.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented as follows:
1.	Exhibit (a)(2)(ii) of Item 12 is hereby amended and restated in its entirety as follows:
(a)(2)(ii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
2.	Item 12 is hereby amended and supplemented to add the following exhibits:
(a)(2)(iii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).
(c)(ii)	Material Prepared by BIA Capital Strategies, LLC, dated April 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary

Date: July 1, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Offer to Purchase, dated June 2, 2010.

*(a)(1)(ii)	Letter of Transmittal.

*(a)(1)(iii)	Notice of Guaranteed Delivery.

*(a)(l)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(vi)	Letter to Participants in the Emmis Operating Company 401(k) Plan.

*(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

*(a)(1)(viii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(1)(ix)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(1)(x)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xi)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(2)(i)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(2)(ii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

(a)(2)(iii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010.

Exhibit	Description
*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010.

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010.

*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010.

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010.

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010.

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010.

*(c)(i)	Materials Prepared by Moelis & Company, dated April 19, 2010.

(c)(ii)	Materials Prepared by BIA Capital Strategies, LLC, dated April 2010.

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (the “Alden Purchase Agreement”) (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

Exhibit	Description
*(d)(iv)	Form of Amended and Restated Operating Agreement to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Appendix III to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(v)	Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Exhibit (d)(v) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(vi)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(vii)	Form of Indenture between Emmis Communications Corporation and U.S. Bank National Association, as trustee with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C on the Application on Form T-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(viii)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

*	Previously filed.